Exhibit 1

For Release

Compugen Appoints Dr. Anat Cohen-Dayag as President and CEO

Martin Gerstel to Reassume Chairman Post

Tel Aviv, Israel, March 2, 2010 --- Compugen (NASDAQ:CGEN) announced today the appointment of Anat Cohen-Dayag, Ph.D. as president and CEO, and Martin Gerstel as chairman. Previously, Dr. Cohen-Dayag and Mr. Gerstel served as co-CEOs of the company.

Prior to her appointment as co-CEO in June of last year, Dr. Cohen-Dayag, who joined Compugen in 2002, successively held the positions of director of diagnostics, vice president for diagnostic biomarkers & drug targets, and vice president of R&D. Prior to joining Compugen, she was head of R&D and a member of the executive management at Mindsense Biosystems Ltd. Dr. Cohen-Dayag holds a B.S. in Biology from Ben-Gurion University, an M.S. in chemical immunology and a Ph.D. in cellular biology from the Weizmann Institute of Science.

Mr. Gerstel joined Compugen in 1997 as chairman of the board, and served in that role until January last year when he was appointed president and CEO, and then co-CEO in June. Prior to joining Compugen he was co-chairman and CEO of ALZA Corporation, a California based pharmaceutical company which he helped found. Currently he serves as a director or advisor of various public and private companies including Evogene Ltd. and Itamar Medical Ltd, and various educational and civic organizations including the Weizmann Institute of Science, the Hebrew University, the U.S. Foundation for the National Medals of Science and Technology and the Israel-U.S. Binational Industrial Research and Development (BIRD) Foundation.

Dov Hershberg, who served as chairman of Compugen during 2009, will remain a director of the company. Mr. Hershberg stated, “It has been a pleasure to serve as chairman of Compugen during this very successful transitional period.  I am extremely proud of what we accomplished and look forward to continuing to participate as a director in the growth and development of this unique company.”

Dr. Cohen-Dayag stated, “All of us at Compugen enthusiastically look forward to the next few years and the anticipated rapid growth in the recognition and industry wide application of our extensive drug and diagnostic discovery on demand capabilities. Personally, it is an honor and privilege for me to have the opportunity to lead our superbly talented and experienced team both in these efforts, and in the pursuit of further scientific breakthroughs and new discovery platforms as we continue to expand our pioneering role in this area of critical industry need.”

Martin Gerstel stated, “From the scientific, industrial and financial standpoints, the past year was an inflection point in the development of our company. The rapidly increasing number of in vivo validations for our in silico predictions, along with new platforms and product candidate discoveries and resulting industry recognition, plus our much strengthened financial position, now provide us with the opportunity to aggressively pursue numerous applications for the unique discovery capabilities that have been created through our focused, decade-long, and extremely successful research efforts. I very much look forward to working closely with Anat and the team as we make this happen.”

About Compugen
Compugen is a leading drug and diagnostic product candidate discovery company. Unlike traditional high throughput trial and error experimental based discovery, Compugen’s discovery efforts are based on in silico (by computer) prediction and selection utilizing a growing number of field focused proprietary discovery platforms accurately modeling biological processes at the molecular level. Compugen’s growing number of collaborations with major pharmaceutical and diagnostic companies cover both (i) the licensing of product candidates discovered by Compugen during the validation of its discovery platforms and in its internal research, and (ii) “discovery on demand” agreements where existing or new Compugen discovery platforms are utilized to predict and select product candidates as required by a partner. In 2002, Compugen established an affiliate, Evogene Ltd. (www.evogene.com) (TASE: EVGN), to utilize certain of the Company’s in silico predictive discovery capabilities in agricultural biotechnology. For additional information, please visit Compugen's corporate website at www.cgen.com.

This press release may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may”, “expects”, “anticipates”, “believes”, and “intends”, and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's annual reports filed with the Securities and Exchange Commission.

Company contact:
Marjie Hadad
Global Media Liaison
Compugen Ltd.
Email: marjie@cgen.com
Tel: +972-54-536-5220